Press Release
CAE reports third quarter fiscal 2021 results
•Revenue of $832.4 million up 18% vs. second quarter and down 10% vs. third quarter last year
•EPS of $0.18 ($0.22 before specific items(1)) vs. negative $0.02 ($0.13 before specific items) in the second quarter and $0.37 ($0.37 before specific items) in the third quarter last year
•Operating profit(2) of $82.9 million vs. $28.2 million in the second quarter and $154.9 million in the third quarter last year
•Segment operating income before specific items(3) of $97.2 million vs. $79.3 million in the second quarter and $157.2 million in the third quarter last year
•Net cash provided by operating activities of $234.8 million vs. $45.6 million in the second quarter and $322.1 million in the third quarter last year
•Positive free cash flow(4) of $224.0 million vs. $44.9 million in the second quarter and $275.3 million in the third quarter last year
•Issued $495.3 million in common equity and announced three acquisitions: Flight Simulation Company B.V., TRU Simulation + Training Canada Inc., and Merlot Aero Limited

Montreal, Canada, February 12, 2021 - (NYSE: CAE; TSX: CAE) - CAE today reported revenue of $832.4 million for the third quarter of fiscal 2021, compared with $923.5 million in the third quarter last year. Third quarter net income attributable to equity holders was $48.8 million ($0.18 per share) compared to $97.7 million ($0.37 per share) last year. Net income before specific items(5) in the third quarter of fiscal 2021 was $60.0 million ($0.22 per share) compared to $99.4 million ($0.37 per share) last year.

Operating profit this quarter was $82.9 million (10.0% of revenue), compared to $154.9 million (16.8% of revenue) in the third quarter of fiscal 2020. Restructuring costs of $14.3 million were recorded this quarter whereas there were no restructuring costs in the third quarter of fiscal 2020. Third quarter segment operating income before specific items was $97.2 million (11.7% of revenue) compared with $157.2 million (17.0% of revenue) last year. Backlog(6) remains solid at $7.8 billion. All financial information is in Canadian dollars unless otherwise indicated.

Summary of consolidated results
(amounts in millions, except operating margins and per share amounts)		Q3-2021	Q3-2020	Variance %
Revenue		$832.4	$923.5	(10%)
Operating profit		$82.9	$154.9	(46%)
Segment operating income(7) (SOI)		$97.2	$154.9	(37%)
Segment operating margins	%	11.7%	16.8
SOI before specific items		$97.2	$157.2	(38%)
Segment operating margins before specific items	%	11.7%	17.0
Net income		$49.7	$99.8	(50%)
Net income attributable to equity holders of the Company		$48.8	$97.7	(50%)
Basic and diluted earnings per share (EPS)		$0.18	$0.37	(51%)
Net income before specific items		$60.0	$99.4	(40%)
EPS before specific items		$0.22	$0.37	(41%)
Order intake(6)		$710.7	$1,106.6	(36%)
Total backlog		$7,820.1	$9,434.3	(17%)

“CAE’s performance continued to strengthen sequentially in the third quarter, demonstrated by 69% higher earnings per share and a near five-fold increase in free cash flow to $224.0 million, underscoring the resiliency of our business,” said Marc Parent, CAE’s President and Chief Executive Officer. “We are managing well through a challenging period and making important progress to significantly enhance CAE’s position for future growth. We bolstered our financial resources with the issuance of $495 million of common equity and we strengthened and expanded our market position with a succession of three acquisitions.”

On CAE’s outlook, Marc Parent added, “The pandemic continues to be a global reality and the resumption of CAE’s recovery remains highly dependent on the timing and rate at which travel restrictions and quarantines can eventually be safely lifted and normal activities resume in our end markets. Looking beyond, given our recent investments and future potential opportunities to deploy growth capital, we are confident CAE will emerge from this period in a position of even greater strength.”

Civil Aviation Training Solutions (Civil)
Civil training centre utilization(8) is well below pre-pandemic levels; however, remains stable with the second quarter, which was already much-improved compared to the lows seen at the outset of the pandemic. This reflects the benefits of a highly regulated aviation industry and the fundamental requirement for aviation training. It also shows the ongoing effects on air travel demand resulting from persistent mobility and border restrictions brought by the pandemic. In the months since the onset of the pandemic, business aviation has been experiencing a more rapid recovery than commercial. COVID-19 continued to negatively affect Civil training revenues during the quarter with a significant decrease in training services demand as a result of the reduction in airlines’ global operations, disruption to the global air transportation environment and diminished air passenger travel. While most CAE locations are operating, certain training locations have recently had to curtail operating activities temporarily as local authorities implement measures to contain the spread of COVID-19. Training centre utilization remained stable at an average of 50 percent for the quarter. Since the beginning of January, Civil training centre utilization has continued to average at approximately this level.

Third quarter Civil revenue was $412.2 million, up 13% compared to the preceding quarter, and down 26% compared to the third quarter last year. Operating profit was $48.4 million compared to $15.5 million in the second quarter and $123.0 million last year. Segment operating income before specific items was $62.0 million (15.0% of revenue) compared to $51.9 million (14.2% of revenue) in the second quarter and $123.4 million (22.1% of revenue) in the third quarter last year. During the quarter, Civil delivered 10 full-flight simulators (FFSs)(9) to customers.

During the quarter, Civil signed training solutions contracts valued at $329.3 million, including contracts for three FFSs sales. Notable training contracts for the quarter include a five-year business aviation training agreement with Bundeswehr in Germany, a five-year pilot training agreement with cargo airline, MasAir, a five-year pilot training agreement with TUI Airways, a five-year exclusive pilot training agreement with Iberia, Líneas Aéreas de España, a two-year pilot training agreement with LOT Polish Airlines, and a five-year housing agreement with Virgin Atlantic Airways.

During the quarter, CAE announced a succession of three acquisitions, involving Flight Simulation Company B.V., Merlot Aero Limited, and TRU Simulation + Training Canada Inc. The combination of these acquisitions strengthens Civil’s core position in pilot training and expands its suite of solutions for aviation customers into the growing market for digitally-enabled crew optimization services.

The Civil book-to-sales ratio(6) was 0.80x for the quarter and 0.83x for the last 12 months. The Civil backlog at the end of the quarter was $4.2 billion.

Summary of Civil Aviation Training Solutions results
(amounts in millions, except operating margins, SEU, FFSs and FFS deliveries)		Q3-2021	Q3-2020	Variance %
Revenue		$412.2	$558.1	(26%)
Operating profit		$48.4	$123.0	(61%)
Segment operating income		$62.0	$123.0	(50%)
Segment operating margins	%	15.0%	22.0
SOI before specific items		$62.0	$123.4	(50%)
Segment operating margins before specific items	%	15.0%	22.1
Order intake		$329.3	$706.2	(53%)
Total backlog		$4,198.1	$5,263.0	(20%)
Simulator equivalent unit (SEU)(10)		245	252	(3%)
FFSs in CAE’s network(9)		320	303	6%
FFS deliveries		10	12	(17%)

Defence and Security (Defence)
The COVID-19 pandemic continued to contribute to delays in the execution of programs from backlog and impacted a range of global defence programs involving government and OEM customers due to travel bans, border restrictions, client access restrictions and supply chain disruptions. Such delays continued to impact the attainment of key program milestones. Although Defence was awarded several strategic contracts during the third quarter, there have been delays in the award of additional contracts, as government acquisition authorities had to follow directives in their respective countries to shelter-in-place and eliminate travel.

Third quarter Defence revenue was $299.3 million, stable compared to the preceding quarter, and down 10% compared to the third quarter last year. Defence operating profit was $21.8 million compared to $11.4 million in the second quarter and $31.3 million last year. Defence segment operating income before specific items was $22.3 million (7.5% of revenue) compared to $24.2 million (8.0% of revenue) in the second quarter and $33.2 million (10.0% of revenue) in the third quarter last year.

During the quarter, Defence booked orders for $260.5 million, including contracts with Lockheed Martin to support the design, development and manufacture of a suite of C-130J training devices for the binational French and German C-130J training facility and to supply the CAE Magnetic Anomaly Detection-Extended Role system for U.S. Navy MH-60R Seahawk helicopters. Defence was also awarded a contract for the next increment of a multi-year contract with the U.S. Air Force to provide comprehensive C-130H aircrew training services. Other notable contracts include continuing to provide the U.S. Navy contract instruction services for the Chief of Naval Air Training at five naval air stations and T-44C aircrew training services.

Defence received authorization during the quarter to proceed on the previously awarded U.S. Army contract to provide advanced helicopter flight training support services at Fort Rucker, Alabama. In combination with the fixed-wing flight training program CAE currently supports at its Dothan Training Center, Defence now plays a pivotal role supporting the training of all Army aviators progressing to their assigned operational aircraft.

At the end of the quarter, Defence won the competitive recompete for the U.S. Air Force KC-135 Training System contract, valued at more than US$275 million, involving a one-year base contract and seven additional one-year option periods. In the security sector, Defence was also awarded a contract to provide United States Customs and Border Protection with Aircraft Pilot Training Services and was selected in a competitive process to demonstrate its prototype for a synthetic training environment training simulation management tool in support of the Army Futures Command.

The Defence book-to-sales ratio was 0.87x for the quarter and 0.83x for the last 12 months (excluding contract options). The Defence backlog, including options and CAE’s interest in joint ventures, at the end of the quarter was $3.6 billion. The Defence pipeline remains strong with some $4.8 billion of bids and proposals pending customer decisions.

Summary of Defence and Security results
(amounts in millions, except operating margins)		Q3-2021	Q3-2020	Variance %
Revenue		$299.3	$332.4	(10%)
Operating profit		$21.8	$31.3	(30%)
Segment operating income		$22.3	$31.3	(29%)
Segment operating margins	%	7.5%	9.4
SOI before specific items		$22.3	$33.2	(33%)
Operating margins before specific items	%	7.5%	10.0
Order intake		$260.5	$367.4	(29%)
Total backlog		$3,622.0	$4,171.3	(13%)

Healthcare
Healthcare continued deliveries of the CAE Air1 ventilators to the Canadian government which contributed to third quarter Healthcare revenue of $120.9 million, which is 227% higher than the preceding quarter and 266% higher than the third quarter last year. Operating profit was $12.7 million compared to $1.3 million in the second quarter and $0.6 million last year. Third quarter segment operating income was $12.9 million (10.7% of revenue), compared to $3.2 million (8.6% of revenue) in the second quarter and $0.6 million (1.8% of revenue) in the third quarter last year.

Healthcare continued to provide new tools and training capabilities in support of its customers’ training needs during the COVID-19 pandemic. These include solutions like CAE Vimedix 3.1, an ultrasound education platform with new remote learning and screen sharing capabilities for faculty and students, curriculum development tools for distance learning and Microsoft HoloLens 2 mixed reality interface for remote education. Healthcare also expanded its adaptive clinical digital learning courses covering mechanical ventilation to include basic, advanced and COVID-19 patient management.

Healthcare continued to work with leading OEMs in developing transformative digital training solutions, including the launch of a mobile application developed for Cordis, a Cardinal Health Company, which enables users to expand and master skills through a series of procedurally based coronary and endovascular modules utilizing Cordis tools in a simulated virtual environment.

Summary of Healthcare results
(amounts in millions, except operating margins)		Q3-2021	Q3-2020	Variance %
Revenue		$120.9	$33.0	266%
Operating profit		$12.7	$0.6
Segment operating income		$12.9	$0.6
Segment operating margins	%	10.7%	1.8

Additional financial highlights
CAE incurred restructuring costs of $14.3 million during the third quarter of fiscal 2021 in connection with the previously announced measures to best serve the market by optimizing CAE’s global asset base and footprint, adapting its global workforce and adjusting its business to correspond with the expected lower level of demand for certain of its products and services. This brings the total restructuring costs incurred since the start of the program in the second quarter to $65.4 million. CAE now expects to record a total of approximately $140 million of restructuring expenses this fiscal year, which is higher than the previous $100 million estimate, because additional measures have been identified for global asset base and footprint optimization, workforce adjustments, and restructuring related to the optimization and integration of recent acquisitions. In connection with these efforts, the Company expects to incur additional restructuring expenses of approximately $30 million in fiscal year 2022. Taken together, the Company expects to realize significant annual recurring cost savings, commencing in fiscal year 2022 and ramping up to a run rate of approximately $65 to $70 million.

On November 30, 2020, CAE completed a public offering and a concurrent private placement of 16,594,126 common shares at a price of $29.85 per share for aggregate gross proceeds of $495.3 million (equity offering). Total issuance-related costs of the equity offering amounted to $22.4 million, less income tax recovery of $5.9 million. The net proceeds of the equity offering are for general corporate purposes, including to fund CAE’s recently completed acquisitions and other future potential acquisition and growth opportunities. Pending such uses, the proceeds have been used to repay indebtedness outstanding under the Company’s credit facilities and held as cash or cash equivalents.

Net cash provided by operating activities was $234.8 million for the quarter, compared to $322.1 million in the third quarter last year. Free cash flow was $224.0 million for the quarter compared to $44.9 million in the preceding quarter and $275.3 million in the third quarter last year. For the first nine months, free cash flow was $176.2 million, which compares to $166.1 million in the prior year period.

Income tax recovery this quarter was $0.1 million, representing an effective tax rate of nil, compared to 16% for the third quarter last year. The tax rate was lower due to the positive impact of tax audits and the restructuring costs incurred this quarter. Excluding the effect of these elements, the income tax rate would have been 16% this quarter.

Growth and maintenance capital expenditures(11) totaled $23.9 million this quarter and were $57.1 million for the first nine months of the fiscal year.

Net debt(12) at the end of the quarter was $1,819.9 million for a net debt-to-capital ratio(13) of 38.9%. This compares to net debt of $2,358.9 million and a net debt-to-capital ratio of 50.1% at the end of the preceding quarter.

Return on capital employed (ROCE)(14) was 6.4% this quarter compared to 11.4% in the third quarter last year, before specific items.

Management outlook for fiscal year 2021 largely unchanged

Consolidated outlook
CAE is a high technology solutions company at the leading edge in digital immersion. The extended-term outlook for the Company remains compelling, and it expects to emerge from the COVID-19 pandemic even better positioned as a result of several initiatives to strengthen its internal position during the current period.

In the short-term; however, the Company expects the COVID-19 pandemic to continue to have a significant negative impact on its performance relative to pre-pandemic levels. COVID-19 remains a global reality and the resumption of CAE’s recovery remains highly dependent on the timing and rate at which travel restrictions and quarantines can eventually be safely lifted and normal activities resume in our end markets. The Company continues to expect to generate positive free cash flow for the year and expects total capital expenditures of approximately $100 million for the fiscal year.

Having recently bolstered its liquidity position with a $495.3 million common share issuance and announced three acquisitions in its core markets, the Company intends to continue to capitalize on future opportunities to deploy growth capital to further strengthen its position with increased market reach and an expanded range of capabilities.

Civil outlook
In Civil, the regulated requirements for aviation training serve as a key demand driver, which is expected to continue mitigating some of the negative impacts of the civil aviation market downturn. The Company expects to continue building on its positive momentum in training, increasing market share and securing new customer partnerships with its innovative training and operational solutions. The Company believes more airline training partnership and outsourcing opportunities should materialize for CAE as the industry looks for ways to gain greater agility and resiliency in the post-COVID-19 era. For Civil overall, the Company expects to see a relatively stable performance in the fourth quarter compared to the current quarterly results. The global roll-out of vaccines to combat COVID-19 is indeed encouraging; however, renewed quarantine measures and border restrictions to contain the spread of the virus have contributed to expectations for a potentially more protracted recovery period for commercial air travel, particularly for cross-border and transcontinental operations. In business aviation, which represents a substantial portion of CAE’s Civil business, the Company continues to expect a more rapid market recovery than in commercial aviation. Demand for Civil full-flight simulators is closely linked to new aircraft deliveries, and while the total market is expected to be substantially smaller this fiscal year, Civil expects to maintain its leading share of the available FFS sales and currently expects to deliver approximately 35 FFSs (previously indicated range of 35 to 40) to customers worldwide this fiscal year. CAE benefits from a large backlog of customer funded FFS orders, and while some deliveries have been delayed, the Company expects to substantially deliver this backlog over the next couple of years.

Defence outlook
In Defence, the Company also benefits from a large backlog of contracts with government customers to provide training and operational support solutions that are considered essential to national security. In addition, Defence is making progress toward addressing both the training and mission support market segments with digitally immersive solutions, as evidenced by awards to support the U.S. Special Operations Command, the UK Strategic Command, and its selection to demonstrate its prototype for a synthetic training environment training simulation management tool in support of the Army Futures Command. Defence also expects to make more progress penetrating the security sector as demonstrated by its recent win to provide United States Customs and Border Protection with Aircraft Pilot Training Services. In the current fiscal year, COVID-19-related issues have slowed Defence’s progress toward program milestones on work in backlog and have impacted training operations. The pandemic has also led to delays in contract awards globally. While Defence faces a challenging environment in fiscal year 2021, the long-term outlook continues to be for growth, supported by a large addressable market for training and operational support, and the realization of the benefits of its innovative digitally immersive solutions, new leadership, the ramp up of its reinvigorated growth strategy, and its strengthened organization.

Healthcare outlook
CAE believes Healthcare is well positioned to experience a change in the appreciation of the importance, relevancy and benefits of healthcare simulation and training to help save lives.

Management’s expectations are based on the prevailing market conditions, the timing and degree of easing of global COVID-19-related mobility restrictions, and customer receptivity to CAE’s training and operational support solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2020 MD&A.

Corporate Social Responsibility
CAE’s noble purpose, focused on safety, has never been more relevant than during the current pandemic. It captures how CAE makes a difference in the world and drives its decisions and actions. CAE’s purpose makes its employees proud and delights its customers. Making civil aviation safer, helping defence forces return home safely and making healthcare safer are all rooted in the principles of corporate social responsibility (CSR).
CAE is further strengthening its Diversity and Inclusion program. CAE has secured a position for the third year in a row in the Bloomberg Gender Equality (GEI) Index 2021. The Bloomberg GEI tracks the performance of 380 public companies from around the world committed to disclosing their efforts to support gender equality through policy development, representation and transparency. CAE also embarked on The 50 – 30 Challenge, an initiative between the Government of Canada, business and diversity organizations to improve access for women, racialized persons, people who identify as LGBTQ2, people living with disabilities, as well as First Nations, Inuit and Métis to positions of influence and leadership on corporate boards and in senior management. CAE also became a signatory of the Women’s Empowerment Principles (WEPs), a set of Principles established by UN Global Compact and UN Women, offering guidance to business on how to promote gender equality and women’s empowerment in the workplace, marketplace and community. In addition, CAE recently launched a new Employee Resource Group (ERG) called EmbRACE which is focused on race and ethnicity. CAE also announced that it would create a new ERG for focused on veterans.
To learn more about CAE’s corporate sustainability roadmap and achievements, refer to CAE's FY20 Annual Activity and Corporate Social Responsibility Report.

Detailed information

Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated financial statements and MD&A for the quarter ended December 31, 2020 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q3 FY2021
Marc Parent, CAE President and CEO; Sonya Branco, Vice President, Finance, and CFO; and Andrew Arnovitz, Vice President, Strategy and Investor Relations will conduct an earnings conference call today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialing + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. As a testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements, which may include, without limitation, statements relating to the potential impacts on our business, financial condition, liquidity and financial results of the outbreak of the COVID-19 pandemic and the effectiveness of plans and measures we have implemented in response thereto; general economic outlook; prospects and trends of an industry; available liquidities; CAE’s business outlook, objectives, plans and strategic priorities; and other statements that are not historical facts.

Forward-looking statements can generally be identified by the use of forward-looking terminology such as "believe", "expect", "anticipate", "plan", "intend", "continue", "estimate", "may", "will", "should", "strategy", "future" and similar expressions. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. While management considers these assumptions to be reasonable and appropriate based on information currently available, there is risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of February 12, 2021 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after February 12, 2021. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2021 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: our liquidity from our cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase program, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future; and no material financial, operational or competitive consequences of changes in regulations affecting our business. For additional information, including with respect to other assumptions underlying the forward-looking statements made in the press release, refer to the applicable reportable segment in CAE’s MD&A for the year ended March 31, 2020. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this press release and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

Material risks
Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the year ended March 31, 2020 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2020 MD&A is also available at www.cae.com. Any one or more of the factors set out in CAE’s MD&A may be exacerbated by the growing COVID-19 outbreak and may have a significantly more severe impact on CAE’s business, results of operations and financial condition than in the absence of such outbreak. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures
This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but do not have a standardized meaning according to GAAP and therefore may not be comparable to similar measures presented by other issuers. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. They should also not be used to compare with similar measures from other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

(1) Earnings or loss per share (EPS) before specific items is a non-GAAP measure calculated by excluding restructuring costs, integration costs, acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring costs, integration costs, acquisition costs and other gains, after tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

(2) Operating profit or loss is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(3) Segment operating income or loss before specific items further excludes restructuring costs, integration costs, acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(4) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(5) Net income or loss before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring costs, integration costs, acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(6) Order Intake and Backlog
Order intake is a non-GAAP measure that represents the expected value of orders we have received:
–For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

(7) Segment operating income or loss (SOI) is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding restructuring costs of major programs that do not arise from significant strategic transactions.

(8) Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

(9) A full-flight simulator (FFS) is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

(10) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(11) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(12) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(13) Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

(14) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

For non-GAAP and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under GAAP, please refer to Section 5 of CAE’s MD&A for the quarter ended December 31, 2020 filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Contacts
Investor Relations:
Andrew Arnovitz, Vice President, Strategy and Investor Relations 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Hélène V. Gagnon, Vice President, Public Affairs and Global Communications 1-514-340-5536, helene.v.gagnon@cae.com

Consolidated Income (Loss) Statement

(Unaudited)	Three months ended December 31		Nine months ended December 31
(amounts in millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019

Revenue	$832.4	$923.5	$2,087.6	$2,645.9
Cost of sales	603.5	632.0	1,559.7	1,874.0
Gross profit	$228.9	$291.5	$527.9	$771.9
Research and development expenses	36.5	33.6	82.2	101.3
Selling, general and administrative expenses	105.3	118.3	287.4	329.6
Other (gains) and losses	(1.5)	(3.5)	92.4	(15.3)
Share of after-tax profit of equity accounted investees	(8.6)	(11.8)	(0.3)	(34.3)
Restructuring costs	14.3	—	65.4	—
Operating profit	$82.9	$154.9	$0.8	$390.6
Finance expense – net	33.3	36.7	103.6	105.9
Earnings (loss) before income taxes	$49.6	$118.2	$(102.8)	$284.7
Income tax (recovery) expense	(0.1)	18.4	(36.5)	46.9
Net income (loss)	$49.7	$99.8	$(66.3)	$237.8
Attributable to:
Equity holders of the Company	$48.8	$97.7	$(67.0)	$233.0
Non-controlling interests	0.9	2.1	0.7	4.8
Earnings (loss) per share attributable to equity holders of the Company
Basic	$0.18	$0.37	$(0.25)	$0.88
Diluted	$0.18	$0.37	$(0.25)	$0.87

Consolidated Statement of Comprehensive Income (Loss)

(Unaudited)	Three months ended December 31		Nine months ended December 31
(amounts in millions of Canadian dollars)	2020	2019	2020	2019

Net income (loss)	$49.7	$99.8	$(66.3)	$237.8
Items that may be reclassified to net income (loss)
Foreign currency exchange differences on translation of foreign operations	$(79.2)	$(10.2)	$(198.8)	$(98.2)
Reclassification to income of foreign currency exchange differences	(3.3)	(8.0)	(19.8)	(19.9)
Net gain on cash flow hedges	17.0	5.9	60.4	15.4
Reclassification to income of losses on cash flow hedges	(6.0)	(0.1)	(18.4)	(3.2)
Net gain on hedges of net investment in foreign operations	53.1	22.7	125.3	32.6
Income taxes	(4.5)	(2.0)	(15.5)	7.8
	$(22.9)	$8.3	$(66.8)	$(65.5)
Items that will never be reclassified to net income (loss)
Remeasurement of defined benefit pension plan obligations	$7.1	$30.9	$(100.8)	$(29.5)
Net (loss) gain on financial assets carried at fair value through OCI	(1.8)	0.1	(1.8)	—
Income taxes	(1.7)	(8.2)	26.8	7.8
	$3.6	$22.8	$(75.8)	$(21.7)
Other comprehensive (loss) income	$(19.3)	$31.1	$(142.6)	$(87.2)
Total comprehensive income (loss)	$30.4	$130.9	$(208.9)	$150.6
Attributable to:
Equity holders of the Company	$31.3	$129.0	$(205.0)	$147.4
Non-controlling interests	(0.9)	1.9	(3.9)	3.2

Consolidated Statement of Financial Position

(Unaudited)	December 31	March 31
(amounts in millions of Canadian dollars)	2020	2020

Assets
Cash and cash equivalents	$619.9	$946.5
Accounts receivable	491.0	566.1
Contract assets	447.8	569.3
Inventories	691.2	616.2
Prepayments	56.7	55.1
Income taxes recoverable	45.7	30.4
Derivative financial assets	32.0	25.0
Total current assets	$2,384.3	$2,808.6
Property, plant and equipment	1,918.5	2,154.0
Right-of-use assets	395.0	395.9
Intangible assets	2,054.9	2,056.5
Investment in equity accounted investees	408.5	460.6
Deferred tax assets	109.1	84.5
Derivative financial assets	9.6	13.1
Other non-current assets	499.0	510.4
Total assets	$7,778.9	$8,483.6

Liabilities and equity
Accounts payable and accrued liabilities	$917.9	$934.4
Provisions	34.5	29.2
Income taxes payable	16.9	26.4
Contract liabilities	654.4	746.2
Current portion of long-term debt	284.8	206.2
Derivative financial liabilities	10.8	119.9
Total current liabilities	$1,919.3	$2,062.3
Provisions	31.7	28.6
Long-term debt	2,155.0	3,106.0
Royalty obligations	139.1	141.1
Employee benefits obligations	325.5	212.8
Deferred tax liabilities	111.1	150.6
Derivative financial liabilities	5.4	12.8
Other non-current liabilities	230.9	191.1
Total liabilities	$4,918.0	$5,905.3
Equity
Share capital	$1,169.4	$679.5
Contributed surplus	34.3	26.9
Accumulated other comprehensive income	129.2	193.2
Retained earnings	1,449.1	1,590.1
Equity attributable to equity holders of the Company	$2,782.0	$2,489.7
Non-controlling interests	78.9	88.6
Total equity	$2,860.9	$2,578.3
Total liabilities and equity	$7,778.9	$8,483.6

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Nine months ended December 31, 2020	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2020	265,619,627	$679.5	$26.9	$193.2	$1,590.1	$2,489.7	$88.6	$2,578.3
Net (loss) income	—	$—	$—	$—	$(67.0)	$(67.0)	$0.7	$(66.3)
Other comprehensive loss	—	—	—	(64.0)	(74.0)	(138.0)	(4.6)	(142.6)
Total comprehensive loss	—	$—	$—	$(64.0)	$(141.0)	$(205.0)	$(3.9)	$(208.9)
Issuance of common shares under an equity offering	16,594,126	478.8	—	—	—	478.8	—	478.8
Exercise of stock options	547,025	11.1	(1.4)	—	—	9.7	—	9.7
Share-based payments expense	—	—	8.8	—	—	8.8	—	8.8
Transactions with non-controlling interests	—	—	—	—	—	—	(5.8)	(5.8)
Balances as at December 31, 2020	282,760,778	$1,169.4	$34.3	$129.2	$1,449.1	$2,782.0	$78.9	$2,860.9

	Attributable to equity holders of the Company
Nine months ended December 31, 2019	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at April 1, 2019	265,447,603	$649.6	$24.8	$199.0	$1,430.4	$2,303.8	$78.7	$2,382.5
Net income	—	$—	$—	$—	$233.0	$233.0	$4.8	$237.8
Other comprehensive loss	—	—	—	(63.9)	(21.7)	(85.6)	(1.6)	(87.2)
Total comprehensive (loss) income	—	$—	$—	$(63.9)	$211.3	$147.4	$3.2	$150.6
Exercise of stock options	1,317,280	25.7	(3.2)	—	—	22.5	—	22.5
Optional cash purchase of common shares	1,323	—	—	—	—	—	—	—
Repurchase and cancellation of common shares	(978,431)	(2.4)	—	—	(30.4)	(32.8)	—	(32.8)
Share-based payments expense	—	—	5.1	—	—	5.1	—	5.1
Transactions with non-controlling interests	—	—	—	—	(1.4)	(1.4)	1.6	0.2
Stock dividends	85,887	2.9	—	—	(2.9)	—	—	—
Cash dividends	—	—	—	—	(82.2)	(82.2)	—	(82.2)
Balances as at December 31, 2019	265,873,662	$675.8	$26.7	$135.1	$1,524.8	$2,362.4	$83.5	$2,445.9

Consolidated Statement of Cash Flows

(Unaudited)
Nine months ended December 31
(amounts in millions of Canadian dollars)	2020	2019

Operating activities
Net (loss) income	$(66.3)	$237.8
Adjustments for:
Depreciation and amortization	241.0	226.9
Impairment of non-financial assets	137.6	—
Share of after-tax profit of equity accounted investees	(0.3)	(34.3)
Deferred income taxes	(39.5)	6.9
Investment tax credits	(22.6)	6.3
Share-based payments expense	2.5	13.3
Defined benefit pension plans	11.8	12.5
Other non-current liabilities	(15.0)	(32.0)
Derivative financial assets and liabilities – net	(27.5)	(7.4)
Other	44.8	2.1
Changes in non-cash working capital	(74.5)	(133.3)
Net cash provided by operating activities	$192.0	$298.8
Investing activities
Business combinations, net of cash acquired	$(134.7)	$(10.1)
Acquisition of investment in equity accounted investees	—	(113.5)
Additions to property, plant and equipment	(57.1)	(199.4)
Proceeds from disposal of property, plant and equipment	1.7	0.4
Additions to intangible assets	(45.0)	(69.7)
Net proceeds from (payments to) equity accounted investees	1.4	(10.3)
Dividends received from equity accounted investees	11.7	22.6
Other	(5.1)	0.8
Net cash used in investing activities	$(227.1)	$(379.2)
Financing activities
Net (repayment) proceeds from borrowing under revolving credit facilities	$(705.6)	$135.3
Proceeds from long-term debt	23.3	161.4
Repayment of long-term debt	(18.4)	(229.6)
Repayment of lease liabilities	(59.9)	(64.5)
Dividends paid	—	(82.2)
Net proceeds from the issuance of common shares	482.6	22.5
Repurchase and cancellation of common shares	—	(32.8)
Changes in restricted cash	—	15.7
Other	(0.7)	(1.3)
Net cash used in financing activities	$(278.7)	$(75.5)
Effect of foreign currency exchange differences on cash and cash equivalents	$(12.8)	$(11.7)
Net decrease in cash and cash equivalents	$(326.6)	$(167.6)
Cash and cash equivalents, beginning of period	946.5	446.1
Cash and cash equivalents, end of period	$619.9	$278.5